UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	√	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	√

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	√

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telekomunikasi Indonesia Tbk
Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Andi Setiawan Andi Setiawan VP Investor Relations

Date: November 20, 2019

Information furnished in this form:

Announcement to the Indonesian Otoritas Jasa Keuangan (the Indonesian Financial Services Authority) with respect to Information about Appointment of Mr. Edwin Hidayat Abdullah as Vice President Director of Perusahaan Perseroan (Persero) PT Angkasa Pura II.

Nomor: TEL. 187/LP 000/COP-I5000000/2019

Jakarta, November 20, 2019

Dewan Komisioner Otoritas Jasa Keuangan

Up. Kepala Eksekutif Pengawas Pasar Modal

Gedung Sumitro Djojohadikusumo

Jl. Lapangan Banteng Timur No.2-4,  Jakarta 10710

Re: Information about Appointment of Mr. Edwin Hidayat Abdullah as Vice President Director of Perusahaan Perseroan (Persero) PT Angkasa Pura II

Dear Sir,

In compliance with Indonesian Financial Service Authority’s (Otoritas Jasa Keuangan/OJK) Regulation No. 31/POJK.04/2015 related to information disclosure for public company, we hereby inform you that:

Issuer Name: PT Telkom Indonesia (Persero) Tbk

Business Sector: Telecommunication

Telephone: (+6221) 5215109

E-mail:  investor@telkom.co.id

1	Information or Material Facts	Information about Appointment of Mr. Edwin Hidayat Abdullah as Vice President Director of Perusahaan Perseroan (Persero) PT Angkasa Pura II
2	Date	November 18, 2019
3	Description

Based on the Decree of Minister of State Owned Enterprise acting as General Meeting of Shareholders (GMS) of Perusahaan Perseroan (Persero) Angkasa Pura II (Angkasa Pura II) dated 18 November 2019, Mr. Edwin Hidayat Abdullah, member of Board of Commissioner of PT Telkom Indonesia (Persero) Tbk has been appointed as Vice President Dierctor of Angkasa Pura II.

4	The Impact of Events	Mr. Edwin Hidayat Abdullah becomes the Vice President Director of Angkasa Pura II.

Thank you for your kind attention.

Best Regards,

/s/ Andi Setiawan

ANDI SETIAWAN

VP Investor Relations

cc:

1.	Director of Corporate Financial Assessment of Services Sector, Financial Services Authority (OJK);
2.	Indonesia Stock Exchange through IDXnet; and
3.	Telkom’s Trustee (PT Bank Tabungan Negara (Persero) Tbk and PT Bank Permata Tbk).